DAVIS POLK & WARDWELL

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1600 EL CAMINO REAL
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99 GRESHAM STREET
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450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6833

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82-34645

File No. 82-5134

SUPPL

November 5, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated October 29, 2002 relating to Relevant Facts.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

dlw 11/14

Very truly yours,

Karla Arias

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Julia Maria Morales Valentin (w/ enclosure)

File No. 82-5134

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated Ocotber 24, 2002:

Letter to the CONASEV relating to the approval of the third quarter consolidated and unconsolidated financial statements for the year 2002 for Telefonica Moviles Peru Holding S.A.A. and subsidiaries.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

GGR-135-A-338-2002
Lima, 24 de octubre de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en sesión realizada el 23 de octubre pasado, el Directorio de Telefónica Móviles Perú Holding S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al tercer trimestre de 2002 –los mismos que se adjuntan a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye Hecho de Importancia.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Secretaria del Directorio